510 Burrard St, 3rd Floor
Date: April 18, 2016	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN COPPER AND GOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	May 13, 2016

Record Date for Voting (if applicable) :	May 13, 2016

Beneficial Ownership Determination Date :	May 13, 2016

Meeting Date :	June 22, 2016

Meeting Location (if available) :	TBD

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	95805V108	CA95805V1085

Sincerely,

Computershare
Agent for WESTERN COPPER AND GOLD CORPORATION